UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04007281

January 27, 2004

Bruce Ellis
Assistant Counsel
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-35
Whitehouse Station, NJ 08889-0100

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-27-2004

Re: Merck & Co., Inc.
Incoming letter dated December 16, 2003

Dear Mr. Ellis:

This is in response to your letter dated December 16, 2003 concerning the shareholder proposal submitted to Merck by Donald J. Perrella. We also have received a letter from the proponent dated December 22, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Donald J. Perrella
2760 Island Pond Lane
Naples, FL 34119-7526

64978

Office of Corporate Staff Counsel

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-35
Whitehouse Station NJ 08889-0100
Tel 908 423 1000
Fax 908 423 3352

MERCK

December 16, 2003

VIA FEDEX

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Merck & Co., Inc. Shareholder Proposal from Dr. Donald J. Perrella (the "Proponent")

Ladies and Gentlemen:

Merck & Co., Inc. (the "Company"), a New Jersey corporation, has received a shareholder's proposal (the "Proposal") from the Proponent for inclusion in the Company's proxy materials for the 2004 Annual Meeting of Stockholders (the "Proxy Materials"). We believe that the Proposal may be omitted for three independent reasons: Rule 14a-8(i)(10) (substantially implemented), Rule 14a-8(i)(4) (personal grievance) and Rule 14a-8(i)(5) (relevance).

The Proposal provides:

> BE IT RESOLVED: The Board of Directors take the necessary steps to insure that future thank-you gifts for Giving Campaign donors be obtained from a source friendly to the USA, and preferably from within the USA itself.

The Proposal and supporting statement are included as Appendix A.

Substantially Implemented:

The Company no longer sends thank you gifts to donors for its giving campaign. Instead, the Company now sends thank-you letters. The Proponent agreed to withdraw the Proposal when informed of this fact by Ms. Nancy Van Allen on December 1, 2003. Unfortunately, the Proponent subsequently has attempted to rescind his withdrawal, as described below under Personal Grievance, so this no-action request continues to be necessary.

The Division should believe, as the Proponent did, that the Proposal is excludible under Rule 14a-8(i)(10) as substantially implemented. No gifts are sent in connection with the Company's giving campaign. As such, there can be no question that the Proposal has been substantially implemented.

Personal Grievance

After agreeing to withdraw the Proposal, the Proponent left the following voice mail message:

> Hello Miss Van Allen, this is Donald Perrella. Since we spoke last week, a problem has arisen between Medco and me and they are refusing to cover one of my prescription refills. They gave me a name of a person at Merck and I've contacted that person, and I hope that they will be able to help me to resolve it. But until it gets resolved, I am not willing to withdraw my shelved resolution and I just wanted to let you know what the status is. If you have any questions, just give me a call at [phone number deleted] and it's now Monday at 3:25 p.m. Thank you, 'bye.

The Proponent is a former Company employee, and Medco Health Solutions, Inc. acts as pharmacy benefit manager for the Company's medical plans. Whatever his complaint about Medco or his employee benefits may be, it is clear that the Proponent is attempting to use his shareholder resolution in furtherance of a personal interest, which is not shared by the other shareholders at large. The Division repeatedly has stated that although a proposal does not on its face evidence a personal claim or grievance, it nevertheless may be excluded if it appears to be part of a campaign designed to redress an existing personal grievance. See *USX Corporation* (December 28, 1995) (a proposal to adopt and maintain a code of ethics); *Texaco, Inc.* (March 18, 1993) (a proposal regarding limits on executive and consultant compensation); and *Merck & Co., Inc.* (January 23, 2003) (proposal regarding information for shareholder review).

The Proponent explicitly stated that he is submitting the Proposal in order to gain leverage over a dispute about his personal benefits. Therefore, the Proposal is excludible under Rule 14a-8(i)(4) as furthering a personal interest which is not shared by the other shareholders at large.

Relevance

A proposal is excludible on the basis of relevance if it relates to operations which account for less than 5 percent of a company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to a company's business. As indicated above, the gifts for giving campaign has been indefinitely suspended. Therefore, less than 5 percent of the Company's assets, net earnings and gross sales are at issue. No significant policy issue appears to be implicated. Therefore, the Proposal should be excludible under Rule 14a-8(i)(5).

Conclusion

In accordance with Rule 14a-8(j)(2), we have enclosed six copies of this letter, the Proposal including the statements in support thereof.

If the Staff believes that it will not be able to concur in our view that the Proposal may be omitted, we very much would appreciate the opportunity to discuss this issue in more detail with the appropriate persons before issuance of a formal response.

By copy of this letter, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

For the Staff's information, the Company hopes to print its Proxy Statement on or about February 26, 2004.

If you have any questions regarding this matter or require further information, please contact me at (908) 423-5671. Kindly acknowledge receipt of this letter and the items enclosed by stamping a copy of this letter and returning the same to me in the enclosed self-addressed envelope.

Thank you for your time and consideration.

Very truly yours,

MERCK & CO., INC.

By: Bruce Ellis

Bruce Ellis
Assistant Counsel

Enc.

CC: Dr. Donald J. Perrella

APPENDIX A

Dr. Donald J. Perrella

2760 Island Pond Lane
Naples FL 34119-7526 USA

Tel. & Fax 239 591 2651
e-mail: allerrep@aol.com

CELIA A. COLBERT
AUG 11 2003

06 August 2003

Ms. Celia Colbert. Vice President, Secretary and Assistant General Counsel
Merck & Co., Inc.
P O Box 100
White House Station NJ 08889-1000

Dear Celia:

I wish to advise that I am the Trustee Under Agreement dated 05 April 1999 of the Sarah T. Perrella Trust, which owns 2,360 shares of Merck & Co., Inc. common stock, account Number 4000496107. It is my understanding that the number of shares owned in this trust qualifies me to submit a Stockholder Resolution. If this is not correct, please advise me at once. My proposed Stockholder Resolution is:

"WHEREAS Merck has a most commendable annual Giving Campaign whereby it matches charitable gifts of its Employees/Retirees, and also sends to each donor a token thank-you gift that is usually made in and procured from the Peoples' Republic of China.

WHEREAS China, despite impressive economic development, is governed by a repressive Communist dictatorship, It has its own agenda and pursues its own interests vigorously. It is not a true friend of the USA. Political and religious freedoms that are taken for granted in the USA and other western societies are severely curtailed there. For instance, U.S. Secretary of State Colin Powell characterized China's method of enforcing its one-child policy as "coercive abortion".

WHEREAS China disregards the rule of law when it is in its interest to do so. On 01 April 2001, over international waters, a Chinese pilot recklessly flew his fighter jet into an unarmed US surveillance plane forcing it to crash-land at a Chinese airbase. The Chinese then held the 24-crew members for 12 days before releasing them, and held our damaged plane for months while they availed themselves of top-secret equipment installed thereon despite the fact that our plane had sovereign immunity status.

BE IT RESOLVED: The Board of Directors take the necessary steps to insure that future thank-you gifts for Giving Campaign donors be obtained from a source friendly to the USA, and preferably from within the USA itself.

Please vote FOR this resolution."

Very truly yours,

Donald J Perrella

Dr. Donald J. Perrella

2760 Island Pond Lane
Naples FL 34119-7526 USA

Tel. & Fax: 239 591 2651
e-mail: allerrep@aol.com

via fax to
202 942 9525
3 pages

22 December 2003

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Merck & Co., Inc. Shareholder Proposal from Dr. Donald J. Perrella (the Proponent)

Ladies and Gentlemen:

I am the Proponent of the Proposal that is the subject of Mr. Bruce Ellis' letter to you of 16 December 2003. I am writing to correct a number of errors in his letter.

1. I have not "attempted to rescind" my withdrawal of my Proposal as stated in the last paragraph on page 1 of Mr. Ellis' letter. It is clear from Ms. Van Allen's letter to me of 02 December 2003, copy attached, that withdrawing my Shareholder Proposal depended upon my submitting a written statement.

2. The heading in the upper left corner of pages 2 and 3 of Mr. Ellis' letter reports the year of his letter as 2002.

3. The transcription of my voice mail message to Nancy V. Van Allen contained on page 2 of Mr. Ellis' letter is inaccurate. I used the title "Ms.", not "Miss." And I never used the term "shelved."

4. It is extremely difficult for an individual shareholder to get Merck's attention. For instance, for several years I wrote letters to Merck protesting the source (the Peoples Republic of China) of their thank-you gifts, without ever never receiving the courtesy of a reply. Only after introducing my Proposal, was Merck motivated to consider this matter.

My problem with Medco is not a mere personal interest as alleged on page 2, paragraph 3 of Mr. Ellis' letter. My problem is with Medco's failing to comply with their own regulations in denying pharmacy coverage. This is a matter affecting all beneficiaries under the Company's medical plans.

5. On or about 05 December 2003 Medco, before denying coverage for my refill prescription,

referred the matter to a Medco "appeal panel" consisting of unidentified pharmacists and physicians. Medco refused to identify the panelists and their qualifications, and also refused to indicate whether they were Medco employees or independent consultants. Medco then violated its own rules by

1) *failing to inform me of my right to a second level of appeal, and by*
2) failing to send me a written statement of the appeal panel's decision.

Rather than being a mere personal interest, protesting a violation of its own rules by Merck's pharmacy benefits manager is a commitment to fairness and justice for the benefit, protection and well-being of *all* beneficiaries of the Company's medical plans. *I think it more likely than* unlikely that Merck's shareholders at large support this position because, while Medco acts as the pharmacy benefit manager for the Company's medical plans, Merck is ultimately responsible for Medco's mismanagement, and because most Merck shareholders now are also Medco shareholders since the recent spin-off of Medco by Merck, .

6. I did not, as Mr. Ellis states on page 2, paragraph 4, submit my Proposal in order to gain leverage over a dispute about my personal benefits. My Proposal was submitted in August 2003 long before any problem arose with Medco's failure to follow its own procedures. It is simply irrational to state that submitting a Proposal over four months ago was done in furtherance of a matter that arose only earlier this month.

If you have any questions concerning this matter or require anything further, please contact me at 239 591 2651 (telephone and fax), or by e-mail to allerrep@aol.com.

Thank you for your review and consideration.

Very truly yours,

Donald J Perrella

c: Bruce Ellis, Assistant Counsel

Office of the Secretary

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station NJ 08889-0100
Fax 908 735 1224

(FEDERAL EXPRESS)

MERCK

December 2, 2003

Dr. Donald J. Perrella
2760 Island Pond Lane
Naples, FL 34119-7526

Dear Dr. Perrella:

This is to confirm our telephone conversation yesterday in which I advised you that Merck has changed its policy regarding sending gifts to certain Employee Giving Campaign donors. Beginning with the recently-completed Campaign, a thank-you letter from the management chairperson of the Campaign will be sent instead of a gift during the first quarter of 2004.

Since the change in Company policy directly addresses the recommendation contained in your stockholder proposal submitted for the 2004 Annual Meeting of Stockholders, it is my understanding that you will withdraw your proposal. If you wish, you may fax your letter of withdrawal to my attention at (908) 735-1224.

Please do not hesitate to call me at (908) 423-4044 if you have any questions about this process.

Yours truly,

Nancy V. Van Allen
Senior Assistant Secretary

lah-s/PropRespLetrs2004Proxy

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 27, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated December 16, 2003

The proposal requests that the Board of Directors take the necessary steps to insure that future thank-you gifts for Giving Campaign donors be obtained from a source friendly to the USA, and preferably within the USA itself.

There appears to be some basis for your view that Merck may exclude the proposal under rule 14a-8(i)(5). Accordingly, we will not recommend enforcement action to the Commission if Merck omits the proposal from its proxy materials in reliance on rule 14a-8(i)(5). In reaching this position, we have not found it necessary to address the alternative bases upon which the Merck relies.

Sincerely,

Song P. Brandon

Song P. Brandon
Attorney-Advisor